ACCOUNTING EVALUATION REPORT


1. Objective

ERNST&YOUNG Auditores Independentes S.S., enrolled in the Regional Accounting Council of the State of Sao Paulo under no 2SP015199/O-6 and in the CNPJ/MF under no 61.366.936/0001-25, a simple company incorporated in the Capital City of the State of Sao Paulo at Av. Presidente Juscelino Kubitschek, 1830 - Torre I, 5o e 6 o andares, appointed by the Executive Board of Vieri Participacoes S/A, headquartered in the city and state of Sao Paulo at Rua Libero Badaro, 293, 27 o andar, Cj. A, Sala 20, Centro, CEP 01.009-000, enrolled in the CNPJ/MF under no 04.746.689/0001-59, having had its incorporation papers archived at the Board of Trade of the State of Sao Paulo under NIRE no. 35300188012, as an expert evaluator to determine the net book value assets of Vieri Participacoes S/A existing on November 16, 2006, which shall be the object of the incorporation of said net assets into Companhia Brasileira de Distribuicao. This appointment was ratified by a special Vieri Participacoes S/A shareholders meeting held on November 27, 2006. Represented by its partner, Mr. Sergio Citeroni, an accountant enrolled in the Regional Accounting Council of the State of Sao Paulo under no 1SP0170652/O-1, ERNST&YOUNG Auditores Independentes S.S. has prepared this accounting evaluation report to formalize the results of the work achieved.

2. Evaluation methodology and criteria

Said evaluation was carried out by applying the accounting methodology, that is, based on the amounts posted in the accounting records, in the ancillary records and in the remaining elements pertaining to the accounting of Vieri Participacoes S/A., predicated on the final balances existing on November 16, 2006, being grounded on articles 183 and 184 of Law no 6.404/76. We obtained said records and we discussed with the Management the criteria adopted in the elaboration of balance sheet, paying special attention to the main accounts available for the same, and we have determined that the accounting practices emanating from the Brazilian Corporate Act have been complied with.

3. Inexistence of a conflict of interests and other information

As set forth by Instruction of the Brazilian Securities and Exchange Commission no, dated December 3rd, 1999, we have to inform that: (i) we have no direct or indirect interest in the Company or in its operations, or in any other material circumstance that may characterize conflict of interest; and (ii) the controller or the administrators of the Company have not directed, limited or practiced any acts which have or which may have compromised access to, the use of or the know-how pertaining to any relevant information, assets, documents or work methodologies which may affect the quality of this accounting report.

4. Conclusion

Predicated on the afore described procedures, the net accounting assets of Vieri Participacoes S/A. existing on the base date of November 16, 2006, which have been summarized in the Annex, and which have been made an appurtenant of this Expert Report are of R$2,301,247,360.34 (two billion, three hundred and one million, two hundred and forty-seven thousand, three hundred and sixty reais and thirty-four centavos).

                          Sao Paulo, November 27, 2006.

                                   ERNST&YOUNG
                          Auditores Independentes S.S.
                                CRC 2SP015199/O-6


                                 Sergio Citeroni
                         Accountant. CRC 1SP0170652/O-1

       Annex to the Evaluation Report Regarding the Net Accounting Assets

           Belonging to Vieri Participacoes S/A. on November 16, 2006

                             (represented in Reais)

Asset
     Current Assets
           Availability                                        37,651.30
           Deferred Income Tax                                 1,806,000.00
     Total Current Assets                                      1,843,651.30

Fixed
     Investments                                               1,783,915,994.77
     Premium                                                   2,061,950,855.35
     Provision to insure the integrity of the assets          (1,546,463,141.08)

Total fixed assets                                             2,299,403,709.04
Total assets                                                   2,301,247,360.34
Total liabilities                                              - 0 -
Total net accounting assets available on November 16, 2006     2,301,247,360.34